October 21, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Melissa Kindelan

   Ms. Kathleen Collins

Re:	CarGurus, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 25, 2022

Form 10-Q for the Quarterly Period Ended June 30, 2022

Filed August 8, 2022

Form 8-K Furnished August 8, 2022

File No. 001-38233

Dear Mses. Kindelan and Collins:

CarGurus, Inc. (the “Company”) hereby responds to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 20, 2022 (the “Comment Letter”) regarding the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”), (ii) Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “Q2 2022 Form 10-Q”) and (iii) Current Report on Form 8-K furnished on August 8, 2022 (the “Q2 2022 Form 8-K”).

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the 2021 Form 10-K unless otherwise indicated.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 55

1. Your Critical Accounting Estimates appear to repeat your accounting policy disclosures in Note 2. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff's comment and respectfully advises the Staff that it will revise future periodic filings with the SEC in response to the Staff's comment. Utilizing the disclosure from the 2021 Form 10-K, the following reflects the Company’s proposed updated draft disclosures to be included in future filings, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022. Capitalized terms set forth in the response below that are not otherwise defined shall have the meanings ascribed to such terms in the Q2 2022 Form 10-Q. The Company notes that since the filing of the 2021 Form 10-K there have been no changes to the selection and application of the Company’s critical accounting policies and estimates, other than as described below under “Inventory” and “Stock-Based Compensation.” The Company will continue to evaluate any changes that could reasonably likely impact its critical accounting estimates and will provide updated disclosures in future filings as necessary.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.

Although we regularly assess these estimates, actual results could differ materially from these estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made. Changes in estimates are recognized in the period in which they become known.

Critical estimates relied upon in preparing the consolidated financial statements include the determination of sales allowance and variable consideration in our revenue recognition, allowance for doubtful accounts, the impairment of long-lived assets, the capitalization of product, technology, and development costs for website development, internal-use software and hosting arrangements, the valuation of acquired assets and liabilities, the valuation and recoverability of intangible assets and goodwill, the valuation of redeemable noncontrolling interest, the recoverability of our net deferred tax assets and related valuation allowance, the valuation of inventory, and the valuation of equity and liability-classified compensation awards under ASC Topic 718, Stock-based Compensation, or ASC 718. Accordingly, we consider these to be our critical accounting estimates and believe that of our significant accounting policies, these policies involve the greatest degree of judgment and complexity.

Revenue Recognition – Sales Allowance and Variable Consideration

The Company’s accounting policy relating to revenue recognition reflects the impact of the adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), which is discussed further in the Notes to Consolidated Financial Statements. As prescribed by ASC 606, the Company recognizes revenue based on a five-step approach. We derive revenue from three sources: (i) marketplace revenue, which consists primarily of dealer subscriptions to our Listings packages and RPM digital advertising suite, advertising revenue from auto manufacturers and other auto-related brand advertisers, and revenue from partnerships with financing services companies; (ii) wholesale revenue, which consists primarily of transaction fees earned by CarOffer from facilitating the purchase and sale of vehicles between dealers; and (iii) product revenue, which consists primarily of aggregate proceeds received on the sale of vehicles. Critical accounting estimates associated with each of the three revenue sources are outlined below.

Total consideration for marketplace revenue is stated within the contracts. There are no contractual cash refund rights, but credits may be issued to a customer at our sole discretion. At the portfolio level, there is also variable consideration, that needs to be included in the transaction price. Variable consideration consists of sales allowances, usage-based fees, and concessions that change the transaction price of the unsatisfied or partially unsatisfied performance obligation. We recognize that there are times when there is a customer satisfaction issue or other circumstance that will lead to a credit. Due to the known possibility of future credits, a monthly sales allowance review is performed to defer revenue at a portfolio level for such future adjustments in the period of occurrence. We establish the sales allowances at the time of revenue recognition based on our history of adjustments and credits provided to our customers. In assessing the adequacy of the sales allowance, we evaluate our history of adjustments and credits made through the date of the issuance of the financial statements. Estimated sales adjustments, credits and losses may vary from actual results which could lead to material adjustments to the financial statements. Sales allowances are recognized as a reduction to revenue in the consolidated income statements.

Advertising contracts state the transaction price within the agreement with payment generally being based on the number of clicks or impressions delivered on our websites. Total consideration is based on output and deemed variable consideration constrained by an agreed upon delivery schedule. Additionally, there are generally no contractual cash refund rights. Certain contracts do contain the right for credits in situations in which impressions are not displayed in compliance with contractual specifications. At an individual contract level, we may give a credit for a customer satisfaction issue or other circumstance. Due to the known possibility of future credits, a monthly review is performed to defer revenue at an individual contract level for such future adjustments in the period of incurrence. Although these credits have not been material and have not changed significantly over the historical period, estimated sales adjustments, credits and losses may vary from actual results which could lead to material adjustments to the financial statements.

Other marketplace revenue includes revenue from contracts for which the performance obligation is a series of distinct services with the same level of effort daily. For these contracts, we estimate the value of the variable consideration in determining the transaction price and allocate it to the performance obligation. Revenue is estimated and recognized on a ratable basis over the contractual term. We reassess the estimate of variable consideration at each reporting period.

Within wholesale and product transactions, there are no contractual cash refund rights, but credits may be issued to a customer at our sole discretion. At the portfolio level, there is also variable consideration, that needs to be included in the transaction price. Variable consideration consists of sales allowances and concessions that change the transaction price of the unsatisfied or partially unsatisfied performance obligation. We recognize that there are times when there is a customer satisfaction issue or other circumstance that will lead to a credit or arbitration. Due to the known possibility of future credits, a monthly sales allowance review is performed to defer revenue at a portfolio level for such future adjustments in the period of incurrence. We establish sales allowances at the time of revenue recognition based on our history of adjustments and credits provided to our customers. In assessing the adequacy of the sales allowance, we evaluate our history of adjustments and credits made through the date of the issuance of the financial statements. Estimated sales adjustments, credits and losses may vary from actual results which could lead to material adjustments to the financial statements. Sales allowances are recognized as a reduction to revenue in the consolidated income statements.

Accounts Receivable – Allowance for Doubtful Accounts

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable and is based upon historical loss trends, the number of days that billings are past due, an evaluation of the potential risk of loss associated with specific accounts, current conditions, and reasonable and supportable forecasts of economic conditions. We also consider current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If circumstances relating to specific customers change, or unanticipated changes occur in the general business environment, particularly as it affects auto dealers, our estimates of the recoverability of receivables could be further adjusted.

Long-Lived Assets – Impairment

We evaluate the recoverability of long-lived assets, such as property and equipment and intangible assets, for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. During this review, we re-evaluate the significant assumptions used in determining the original cost and estimated lives of long-lived assets. Although the assumptions may vary from asset to asset, they generally include operating results, changes in the use of the asset, cash flows, and other indicators of value. Management then determines whether the remaining useful life continues to be appropriate, or whether there has been an impairment of long-lived assets based primarily upon whether expected future undiscounted cash flows are sufficient to support the assets’ recovery.

Website Development and Internal-Use Software Costs – Capitalization

Capitalized website development and capitalized internal-use software costs are amortized on a straight-line basis over their estimated useful life of three years beginning with the time when the product is ready for intended use.

We evaluate the useful lives of these assets when each asset is ready for its intended use, and at least annually thereafter to ensure three years remains appropriate. We also test for impairment at least annually and whenever events or changes in circumstances occur that could impact the recoverability of these assets. Impairment is evaluated as discussed in the “Long-Lived Assets – Impairment” section above.

Hosting Arrangements – Capitalization

Hosting arrangement capitalized implementation costs are amortized on a straight-line basis over an estimated useful life of the term of the hosting arrangement, taking into consideration several other factors such as, but not limited to, options to extend the hosting arrangement or options to terminate the hosting arrangement, beginning with the time when the software is ready for intended use.

We evaluate the useful lives of these assets when each asset is ready for its intended use, and at least annually thereafter to ensure the selected useful life remains appropriate. We also test for impairment at least annually and whenever events or changes in circumstances occur that could impact the recoverability of these assets. Impairment is evaluated as discussed in the “Long-Lived Assets – Impairment” section above.

Business Combinations

Valuation of Acquired Assets and Liabilities

We measure all consideration transferred in a business combination at its acquisition-date fair value. Consideration transferred is determined by the acquisition-date fair value of assets transferred, liabilities assumed, including contingent consideration obligations, as applicable. We measure goodwill as the excess of the consideration transferred over the net of the acquisition-date amounts of assets acquired less liabilities assumed.

We make significant assumptions and estimates in determining the fair value of the acquired assets and liabilities as of the acquisition date, especially the valuation of intangible assets.

Intangible Assets – Valuation and Recoverability

Intangible assets are recognized at their estimated fair value at the date of acquisition. Fair value is determined based on inputs and assumptions, such as discount rates, rates of return on assets, and long-term sales growth rates.

We amortize intangible assets over their estimated useful lives on a straight-line basis. Useful lives are established based on analysis of all pertinent factors such as: the expected use of the asset, expected useful lives of related assets, provisions that may limit the useful life, historical experience with similar arrangements, effects of economic factors, demand, competition, obsolescence, and maintenance required to maintain the future cash flows.

We evaluate the useful lives of these assets as of the acquisition date and at least annually thereafter to ensure the selected useful life remains appropriate.

We monitor our long-lived assets for impairment indicators on an ongoing basis in accordance with GAAP, and test for impairment at least annually and whenever events or changes in circumstances occur that could impact the recoverability of these assets. Impairment is evaluated as discussed in the “Long-Lived Assets – Impairment” section above.

Goodwill – Valuation and Recoverability

Goodwill is recognized when consideration paid in a purchase acquisition exceeds the fair value of the net assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. Conditions that could trigger a more frequent impairment assessment include, but are not limited to, a significant adverse change in certain agreements, significant underperformance relative to historical or projected future operating results, an economic downturn affecting automotive marketplaces, increased competition, a significant reduction in our stock price for a sustained period or a reduction of our market capitalization relative to net book value.

We evaluate impairment annually on October 1 by comparing the estimated fair value of each reporting unit to its carrying value. We estimate fair value using a market approach, based on market multiples derived from public companies that we identify as peers. In 2021, we calculated the fair value of our reporting units using the market approach, which required us to estimate the forecasted revenue and estimate revenue market multiples using publicly available information for each of our reporting units. Developing these assumptions required the use of significant judgment and estimates. Actual results may differ from these forecasts.

Redeemable Noncontrolling Interest – Valuation

As of January 14, 2021, the closing date of our acquisition of a 51% interest in CarOffer, or the Closing Date, redeemable noncontrolling interest was recognized at fair value computed using the Least Square Monte Carlo Simulation approach. Significant inputs to the model included market price of risk, volatility, correlation and risk-free rate.

Income Taxes – Recoverability of Deferred Tax Assets and related Valuation Allowance

In accordance with ASC 740, “Income Taxes” (“ASC 740”), we account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance against net deferred tax assets is recorded when, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In performing this analysis, we consider future taxable income and ongoing prudent and feasible tax planning strategies to assess realizability. Actual results may differ from these forecasts. The Company continually evaluates its deferred tax assets to determine if an adjustment to the valuation allowance is required.

Judgment is required in determining our worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate outcome is uncertain. Although we believe our estimates are reasonable, there is no assurance that the final outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and net income in the period in which such determination is made.

Significant judgment is involved regarding the application of income tax laws and regulations to estimate the effective income tax rates. As a result, our actual annual effective income tax rates and related income tax liabilities may differ materially from our interim estimated effective tax rates and related income tax liabilities. Any resulting differences are recorded in the period they become known.

Inventory – Valuation

Inventory is valued at the lower of cost or net realizable value. In recording inventory at the lower of cost or net realizable value, we estimate potential future losses on inventory on hand based on historical losses and market trends.

Stock-Based Compensation – Valuation

For RSUs granted subject to market-based vesting conditions, the fair value is determined on the date of grant using the Monte Carlo simulation lattice model. The determination of the fair value using this model is affected by our stock price performance relative to the companies listed on the S&P 500, and a number of assumptions including volatility, correlation coefficient, risk-free interest rate and dividend yield. RSUs previously granted subject to market-based vesting conditions vested upon achievement of specified levels of market conditions. No such RSUs are currently outstanding.

For stock options, the fair value is determined on the date of grant using the Black-Scholes option-pricing model. The determination of the fair value is affected by our stock price and a number of assumptions including volatility, expected term, risk-free interest rate and dividend yield. Stock options granted generally have a term of ten years from the date of grant and generally vest over a four-year requisite service period.

For liability-classified awards, the fair value is determined on the date of issuance using a Least Square Monte Carlo simulation model. The determination of the fair value is affected by CarOffer’s equity value, EBITDA, Excess Parent Capital (as defined in the CarOffer Operating Agreement), and revenue forecasts that drive the exercise price of future call/put rights, as well as a number of assumptions including market price of risk, volatility, correlation, and risk-free interest rate. Liability-classified awards are remeasured to fair value each period until settlement.

Prior to the three months ended June 30, 2022, a Least Square Monte Carlo simulation model was used as there were multiple potential exit valuations tied to the CarOffer purchase agreement. During the three months ended June 30, 2022, the Monte Carlo simulation model was used instead of the previous Least Square Monte Carlo simulation model as a result of obtaining gross profit actuals through the trailing twelve-month ended June 30, 2022 measuring period. During the three months ended September 30, 2022, the Company determined not to exercise the Company’s call right to acquire up to an additional 25% of the fully diluted capitalization of CarOffer. The valuation of these liability awards is now solely tied to the Company’s 2024 call right and CarOffer’s 2024 put right.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Concentration of Credit Risk, page 76

2. You state that credit risk with respect to accounts receivable is dispersed due to the large number of customers. However, you also state that at December 31, 2021, two customers together accounted for 65% of net accounts receivable. Please explain this apparent inconsistency or revise as necessary in future filings.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that although 65% of net accounts receivable as of December 31, 2021 was attributable to two customers, the remainder of the accounts receivable as of December 31, 2021 was dispersed among more than 1,000 customers.

At December 31, 2021, two customers in the population of accounts receivable had greater than 10% accounts receivable balances and were disclosed as such in the 2021 Form 10-K. By way of background, the majority of the Company’s customers prepay their invoices and of the minority who do not, most of those are customers of CarOffer, LLC (“CarOffer”). Following the Company’s acquisition of a majority interest in CarOffer, the Company has seen a significant increase in its accounts receivable. To further provide context regarding the credit risk of accounts receivable, specifically as it relates to CarOffer, the Company noted on page 77 of the 2021 Form 10-K that, “The Company has had no material losses related to CarOffer receivables, as it does not release the title until successfully collecting funds from the buying dealer.” Because the Company does not release title on vehicles until funds are successfully collected as disclosed in the document, there is no significant credit risk associated with the two customers. Furthermore, the Company’s overall credit risk disclosure is intended to cover both Balance Sheet periods for the years ended December 31, 2021 and 2020.

Additionally, the Company intends to clarify in future filings with the Commission that although it may have customers that have greater than 10% of accounts receivable at an applicable balance sheet date, the remainder of the accounts receivable balance is dispersed over a large number of customers and it is not exposed to credit risk.

Accounts Receivable and Allowance for Doubtful Accounts, page 78

3. You state that the company offsets gross trade accounts receivable with payments received in advance from a third-party processor, which appears to imply that the advance payments are netted against your accounts receivable asset account. However, you also state that trade accounts related to receivables in transit from the third-party payment processor were offset by payments received in advance and resulted in a net liability. Please explain this apparent inconsistency and revise as necessary to clarify in future filings.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company leverages a third-party payment processor (the “Processor”) to collect fees from dealers for its wholesale and product offerings. Pursuant to the terms of the arrangement between the Company and the Processor, the Processor pays the Company in advance of cash collections from certain end customers. At any point in time, the Company could have amounts due from the Processor for funds the Processor has collected from end customers but for which has not yet been remitted to the Company, as well as amounts paid by the Processor to the Company in advance of collecting payments from the end customer(s). The Company has concluded that pursuant to ASC 210-20-45-1 it has the right and the ability to offset gross trade accounts receivable with these payments received in advance from the Processor. Therefore, on the Company’s balance sheet the Company can either have a net receivable balance due from the Processor, which is included within accounts receivable, or can have a net liability which is recorded in accrued expenses if the advance payments exceed the receivable position from the Processor as of the balance sheet date. On December 31, 2021, the Company was in a net liability position of $28,075 because advance payments from the Processor of $46,822 exceeded receivables collected by the Processor but not yet paid to the Company of $18,747. Furthermore, please refer to what the Company believes is enhanced disclosure under “Concentration of Credit Risk” on pages 7-8 in the Q2 2022 Form 10-Q.

Additionally, the Company confirms that in future filings it will revise its disclosure as necessary to clarify when the arrangement will result in a net asset versus net liability.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Note 11 Segment and Geographic Information, page 15

4. We note that during the first quarter of fiscal 2022, you changed from two reportable segments to one as your chief operating decision maker (CODM) now assesses the company’s performance on a consolidated basis. However, you refer to the “CarOffer business” throughout your filings and state that it is evaluated separately. Further, during your August 2, 2022 earnings call and in the Second Quarter 2022 Financial Results Presentation (Q2 Investor Presentation), you provide financial results that includes GAAP revenue, GAAP gross profit, non-GAAP gross profit and non-GAAP profit margin for total CarOffer, Dealer-to-Dealer and Instant Max Cash Offer (IMCO), as well as Adjusted EBITDA for CarOffer. Considering these disclosures and the financial information presented and discussed, please provide us with a detailed analysis of how you considered the guidance ASC 280-10-50 in determining that you have one reportable segment. As part of your response:

•	Provide us with an organization chart together with a narrative that describes your management structure.

•	Describe the role of each of the individuals who report to the CODM.

•	Tell us how often the CODM meets with his direct reports, the financial information he reviews in conjunction with those meetings, the financial information discussed and who else attends such meetings.

•	Describe the various forms of discrete financial information regularly reviewed by your CODM, if any, that is at a disaggregated or lower level than your consolidated results.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

•	Describe the basis for determining the compensation for each individual that reports to the CODM.

•	To the extent you have aggregated certain operating segments into a single reportable segment, explain how you determined that aggregation is appropriate.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered the guidance within ASC 280-10-50 in determining that it has one reportable segment. According to ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

b.	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.	Its discrete financial information is available.

The Company has six different components that consolidate into the Company’s consolidated financial statements. These multiple components consist of the Company’s CarGurus U.S., CarGurus UK, CarGurus Canada, CarOffer, Autolist and PistonHeads websites. Each of these components meet the criteria of (a) engagement in business activities and (c) having discrete financial information; however, in evaluating criteria (b) the Company has concluded that the Company has one reporting segment as the operating results of these six components are not regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated and to assess their performance, and therefore are not deemed separate operating segments.

In evaluating criteria (b), the Company respectfully advises the staff that the CODM is the Company’s Chief Executive Officer (“CEO”), Jason Trevisan. The Company concluded that Mr. Trevisan is the CODM as he is responsible for assessing the Company’s performance and making key operating decisions. The CODM currently makes such decisions based on financial information at the consolidated Company level. The key financial information provided to the CODM is on the same basis as that presented in our filings with the Commission, and includes Revenue (comprised of Marketplace, Wholesale and Product), Gross Profit (disaggregated by Marketplace, Wholesale and Product), Total Income (Loss) from Operations, Consolidated Adjusted EBITDA, Consolidated Net Income, Net Income Attributable to Non-Controlling Interest and Net Income Attributable to CarGurus, Inc. These metrics are provided monthly to Mr. Trevisan on both a GAAP and a non-GAAP basis, as applicable.

•	Provide us with an organization chart together with a narrative that describes your management structure.

Concurrently herewith, the Company is supplementally providing to the Staff an organizational chart on a confidential basis pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) reflecting the Company’s management structure. The Company’s management is led by an executive leadership team, which is comprised of the CODM and other individuals identified on page 1 of the chart (the “Executive Team”), including certain of the CODM’s direct reports. The CODM’s direct reporting structure is set forth on page 2 in the chart. Employees at the level of Vice President and above, including divisional leaders, comprise the Company’s senior management team, which is set forth on page 3 therein.

•	Describe the role of each of the individuals who report to the CODM.

The Company respectfully advises the Staff that each of the CODM’s direct reports, as identified on page 2 of the organizational chart, and their respective primary roles are as follows:

-	President and Chief Operating Officer – Oversees Company-wide sales, marketing, and business operations.

-	Chief Financial Officer – Company-wide financial management and oversight over financial planning and analysis, accounting and investor relations functions. Effective October 3, 2022, Scot Fredo, the Company’s former Chief Financial Officer, separated from the Company and Mr. Trevisan was appointed as Principal Financial Officer until such time that the Company appoints a successor Chief Financial Officer.

-	Chief People Officer – Oversees Company-wide human resources including talent acquisition, learning and development, payroll, benefits and facilities.

-	Chief Product Officer – Oversees Company-wide product management and development, and data integrity.

-	Chief Technology Officer – Oversees Company-wide engineering, information technology, data analytics, enterprise applications and cyber security.

-	General Counsel and Corporate Secretary – Oversees all Company legal matters.

-	Vice President, Corporate Strategy – Oversees Company-wide corporate development, planning and strategy and strategic partnerships. While this individual is a direct report of the CODM, they are not a member of the Executive Team.

•	Tell us how often the CODM meets with his direct reports, the financial information he reviews in conjunction with those meetings, the financial information discussed and who else attends such meetings.

The CODM meets with the Executive Team on a weekly basis. In addition to the Executive Team members noted above that report directly to the CODM, the Chief Marketing Officer and Executive Vice President, North American Revenue, each of whom reports to the President and Chief Operating Officer, are members of the Executive Team and attend these meetings. These meetings are strategic in nature and not intended for the review of financial information. Only Executive Team members attend these weekly meetings on a regular basis. Other attendees may join if invited by the Executive Team for a portion of a single meeting in connection with the presentation of a specific topic, which in the past have included review of major strategic initiatives, such as forthcoming product launches, employee return-to-office plans, and the migration of data center operations.

Additionally, the CODM holds weekly one-on-one meetings with each of his direct reports. These individual meetings are not held for the purpose of reviewing financial information, but financial information is discussed from time to time as appropriate in the CODM’s meetings with each of the Chief Operating Officer and, prior to departure, the Chief Financial Officer, for the purpose of the CODM’s assessment of the Company’s operating performance. The CODM may also review financial information at such meetings in connection with the preparation of financial and other materials for quarterly meetings of the Company’s Board of Directors (the “Board”).

•	Describe the various forms of discrete financial information regularly reviewed by your CODM, if any, that is at a disaggregated or lower level than your consolidated results.

On a monthly basis, the prior month’s financial results are distributed to the CODM, as well as to certain members of the Executive Team and the Finance department. These financial results focus on the summarized consolidated financial information discussed above that the CODM uses to assess the operating performance of the entire Company. Additional backup is provided, which includes: a GAAP and non-GAAP income statement for budget versus actual performance, which is further disaggregated by the Company’s U.S. (which includes CarGurus U.S. and Autolist), CarOffer, UK (which includes CarGurus UK and PistonHeads) and Canada websites; a consolidated balance sheet; a consolidated cash flow statement; and a consolidated income statement and balance sheet fluctuation analysis. Also included in the monthly financial results backup are funding metrics tied to the CarOffer Excess Parent Capital (as defined in the Third Amended and Restated Limited Liability Company Agreement of CarOffer, dated November 23, 2021, which is filed as Exhibit 10.27 to the 2021 Form 10-K, as amended by the Corrective Amendment, dated May 6, 2022, which is filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “CarOffer Operating Agreement”)). These funding metrics are included as part of monitoring the estimated purchase price of the Company’s 2022 and 2024 call rights related to potentially acquiring additional equity interests in CarOffer in which CarOffer Excess Parent Capital is a defined reduction to purchase proceeds. Such funding to CarOffer is made subject to the Company’s approval and is payable to the Company with interest upon the settlement of call and/or put rights set forth in the CarOffer Operating Agreement. This supplemental backup file is prepared for a broader distribution group, including appropriate members of the senior management team, and is not used by the CODM to make resource allocation decisions.

The Company respectfully notes that in evaluating criteria (b) above, it considered the financial information that is provided to the CODM and how the CODM uses that financial information. In doing so, the Company considered that the financial information must be sufficiently detailed to allow the CODM to make decisions. From a decision-making perspective, the CODM does not make resource allocation decisions between any of the Company’s components. To make such allocation decisions, the CODM would require disaggregated balance sheets and cash flows at the component level to know current cash needs and projections by entity to support where such funds and resources should be allocated on a forward-looking basis. This information is not provided to the CODM. Prior to January 2022 the CODM was provided more granular financial information, including GAAP and Non-GAAP gross profit and operating margin, on a U.S. versus international basis because historically the Company’s international entities’ growth and cash burn rate was a key focus of management and investors. Non-GAAP operating margin for international closely approximated cash burn for that segment given the nature of the digital subscription products being provided. Starting in the first quarter of 2022, the financial information provided to the CODM emphasized the financials on a consolidated basis due to the de-emphasis of the Company’s international growth over the trailing two years, as the Company’s international business is now a smaller portion of the consolidated business and long-term strategy. Based on the factors above, the Company concluded that for fiscal year 2022 it had one reportable segment.

The Company respectfully acknowledges the specific CarOffer financial information discussed during the Company’s August 2, 2022 earnings call and in its Second Quarter 2022 Financial Results Presentation (the “Q2 Investor Presentation”). In January 2021, the Company acquired a 51% interest in CarOffer pursuant to the Membership Interest Purchase Agreement dated as of December 9, 2020, as amended, by and among the Company, CarOffer and the other parties thereto, which is filed as Exhibit 2.1 to the 2021 Form 10-K, with the option to acquire portions of the remaining equity in the future. In connection with this acquisition, the Company became party to the CarOffer Operating Agreement, pursuant to which the Company has the ability to acquire the remaining 49% interest in CarOffer through the exercise of call and/or put rights set forth therein. Given CarOffer represents the Company’s most significant acquisition to date and has significant potential liquidity events (or dilution events to the extent shares are used as consideration), the Company has noticed additional attention from investors on the CarOffer business and operations. The Company respectfully advises the Staff that it believes that this focus is reasonable for a recent acquisition, especially considering the relative transaction size as well as future call and put arrangements that could have significant liquidity and/or dilution implications for the consolidated Company. The Company has provided certain supplemental information in the Q2 Investor Presentation to highlight CarOffer’s directional performance and financial metrics that could impact valuation and purchase price considerations for the Company’s potential acquisition of additional interests in CarOffer. As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2022 (the “September 2022 Form 8-K”), the Company determined not to exercise its call right to purchase up to an additional 25% interest in CarOffer, for which the valuation would have been based at an implied value equal to seven (7) times CarOffer’s trailing twelve months gross profit as of June 30, 2022 (as calculated in accordance with the defined terms and subject to the adjustments set forth in the CarOffer Operating Agreement). As discussed further below in response to the Staff’s comment number 5, the Company intends to remove several CarOffer-related disclosures and revise other CarOffer-related disclosures within its future investor presentations and supplementary earnings materials.

•	To the extent you have aggregated certain operating segments into a single reportable segment, explain how you determined that aggregation is appropriate.

Aggregation of multiple operating segments was not evaluated as the Company concluded that the CODM only regularly uses consolidated financial information to make financial decisions and assess the performance of the Company’s business on a consolidated basis.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The Company’s budgeting process is a combination of top-down and bottom-up processes. The bottom-up portion of the budget is set by the Financial Planning & Analysis (“FP&A”) team with input from various stakeholders across the Company, including department leaders. For example, the FP&A team meets with the Company’s Chief Technology Officer to understand key upcoming development efforts, Chief Product Officer to understand product roadmap updates, Chief Marketing Officer to determine appropriate marketing spend, as well as various other department leaders in compiling the overall budget. The CODM is not deeply involved in this portion of the budgeting process but instead focuses primarily on providing input on the consolidated top-down targets. Annual consolidated budget targets are based on input from the Executive Team, including the CODM, as well as recent business trends, then presented to the Board for consideration. Revenue and margin targets in the annual budget are set on a consolidated basis. The CODM has the ultimate decision on the overall resource allocation for the Company and exercises this decision on a consolidated basis.

•	Describe the basis for determining the compensation for each individual that reports to the CODM.

The Company respectfully advises the Staff that the determination of compensation for the Company’s Executive Team is described in detail in its Definitive Proxy Statement, filed with the SEC on April 27, 2022. The guidelines and principles described therein are applied to each of the CODM’s direct reports. The Company further notes that review of performance on financial targets and corporate strategic and organizational goals underlying such compensation determinations for the CODM’s direct reports is considered on a consolidated basis for the overall Company as opposed to a component, subsidiary or division basis. For example, each fiscal year the CODM’s direct reports are eligible to earn annual cash incentive awards based on the Company’s level of achievement of one or more pre-established business and financial performance goals and the individual’s achievement of individual performance goals. For 2021 compensation decisions, the Compensation Committee of the Board (the “Compensation Committee”) selected annual revenue and adjusted earnings before interest and taxes, a non-GAAP metric, as the financial performance measurements for such fiscal year, each of which were set on a consolidated Company basis. In selecting these measures, the Compensation Committee determined that they were the most appropriate performance measures to use in determining cash incentive awards because, in its view, they were the best indicators of the Company’s successful execution of its annual operating plan. The financial performance goals underlying annual cash incentive award opportunities for the 2022 fiscal year have also been set on a consolidated basis for the overall Company.

Based on the factors outlined above and consideration of the guidance included within ASC 280-10-50, the Company believes that it has one reportable segment for its 2022 fiscal year.

5. In addition, we refer to your measures of Dealer-to-Dealer, IMCO, and CarOffer non- GAAP gross profit and non-GAAP gross profit margin, as well as CarOffer non-GAAP net income and adjusted EBITDA included in the Q2 2022 Investor Presentation. Please tell us how each of these measures are reconciled to the most directly comparable GAAP amounts, particularly considering you have only one reportable segment. Refer to Item 100(a)(1) of Regulation G.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the measures are reconciled to the most directly comparable GAAP amounts in the following manner:

•	Dealer-to-Dealer, IMCO, and CarOffer non-GAAP gross profit and non-GAAP gross profit margin:

o	CarOffer, Dealer-to-Dealer and IMCO non-GAAP gross profit margin is calculated as non-GAAP gross profit for each divided by GAAP revenue for each.

o	CarOffer, Dealer-to-Dealer and IMCO non-GAAP gross profit is the difference between GAAP revenue for each and GAAP cost of revenue for each, adjusted for the impacts of amortization of intangible assets and stock-based compensation expense in GAAP cost of revenue for each.

o	The summation of Dealer-to-Dealer and IMCO GAAP revenue and cost of revenue is CarOffer GAAP revenue and cost of revenue. CarOffer GAAP revenue and cost of revenue, including those for Dealer-to-Dealer and IMCO, are included within the Wholesale and Product revenue and cost of revenue streams in the Income Statement.

The Company respectfully advises the Staff that it does not intend to disclose CarOffer non-GAAP gross profit and non-GAAP gross profit margins, including those for Dealer-to-Dealer and IMCO, in future investor presentations or other earnings materials. The Company intends to present non-GAAP gross profit and gross profit margin for Wholesale and Product (combined), as the Company respectfully notes that the GAAP basis for these measures is presented with the disaggregation of revenue and cost of revenue on the Company’s Income Statement. The Company will provide a reconciliation for any of these non-GAAP measures in its earnings materials to the most directly comparable GAAP amounts. The Company respectfully believes that while the CODM does not use such non-GAAP measures to assess the Company’s performance and make resource allocation decisions for the Company’s consolidated business, the disclosure of such non-GAAP measures, which reflects the exclusion of significant acquired intangible amortization as well as stock-based compensation, helps investors and analysts more accurately model the Company’s new CarOffer business.

Additionally, the Company notes that in future SEC filings, beginning with the Company’s Q3 2022 Form 10-Q, it will further disaggregate GAAP revenue by Marketplace, Dealer-to-Dealer and IMCO in the Notes to the Company’s consolidated financial statements. Please refer to additional discussion in the Company’s response to the Staff’s comment number 6 below.

•	CarOffer non-GAAP net income and Adjusted EBITDA:

o	Non-GAAP CarOffer net income (loss) is GAAP CarOffer net income (loss) adjusted for the impacts of CarOffer amortization of intangible assets and CarOffer stock-based compensation expense.

o	Non-GAAP CarOffer adjusted EBITDA is GAAP CarOffer net income (loss), adjusted to exclude: CarOffer depreciation & amortization, CarOffer stock-based compensation expense, CarOffer other expense (income), net; and CarOffer provision for income taxes.

o	CarOffer GAAP net income (loss) multiplied by the noncontrolling interest percentage agrees to the GAAP net loss attributable to redeemable noncontrolling interest in the Income Statement.

The Company notes that it does not intend to disclose CarOffer non-GAAP net income in future investor presentations or other earnings materials. While the CODM does not use an adjusted EBITDA measure to assess the Company’s performance and make resource allocation decisions for the Company’s consolidated business, the Company intends to present Adjusted EBITDA for Wholesale and Product (combined) because of the possibly significant liquidity or dilution implications of the Company’s potential acquisition of the remaining 49% interest in CarOffer in 2024. Such non-GAAP metric is highly correlated to the associated valuation and potential purchase price, which includes consideration of twelve (12) times CarOffer’s trailing twelve (12) months EBITDA as of June 30, 2024 (as calculated in accordance with the defined terms and subject to the adjustments set forth in the CarOffer Operating Agreement). The Company will provide a reconciliation for any such non-GAAP measures in its earnings materials to the most directly comparable GAAP amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 17

6. We note your reference to Dealer-to-Dealer and IMCO throughout your August 2, 2022 earnings call and in the Q2 2022 Investor Presentation. Please tell us how these offerings relate to the three revenue sources discussed in your Form 10-Q and 10-K filings. Also, explain to us why you use different terminology and alternative financial information in your investor presentations and tell us your consideration to incorporate such information in your filings to the extent it provides a better understanding of how you organize your offerings and analyze your business.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company presents Product revenue separately from Wholesale revenue as Product revenues are sales of tangible products and Wholesale revenues are revenues from services, each of which comprise greater than 10% of total revenue, as required by S-X Rule 5-03(b). Dealer-to-Dealer revenue and IMCO revenue are both included within Wholesale and Product revenue sources in the Income Statement.

Dealer-to-Dealer revenue is primarily included within Wholesale revenue, with vehicles acquired via arbitration included within Product revenue. As described on pages 22-23 of the Q2 2022 Form 10-Q, “Wholesale revenue includes transaction fees earned by CarOffer from facilitating the purchase and sale of vehicles between dealers, where CarOffer collects fees from both the buyer and seller.” Further, “Wholesale revenue also includes fees earned by CarOffer from performing inspection and transportation services, where CarOffer collects fees from the buyer. Inspection and transportation service revenue is inclusive of dealer-to-dealer transactions, other marketplace to dealer transactions, and customer to dealer transactions.” Additionally, with respect to the arbitration portion of Dealer-to-Dealer revenue, the Company described that “Product revenue includes the aggregate proceeds received on the sale of vehicles. This revenue relates to vehicles sold to dealers that CarOffer acquires directly from customers, inclusive of transaction fees collected from the buyer, and in limited situations across all CarOffer transactions, vehicles CarOffer resells after acquiring a vehicle via arbitration.”

IMCO revenue is primarily included within Product revenue, with the inspection and transportation portion of IMCO revenue included within Wholesale revenue. As described on pages 22-23 of the Q2 2022 Form 10-Q, “Product revenue includes the aggregate proceeds received on the sale of vehicles. This revenue relates to vehicles sold to dealers that CarOffer acquires directly from customers, inclusive of transaction fees collected from the buyer.” Additionally, with respect to the inspection and transportation portion of IMCO revenue, the Company described that “Wholesale revenue also includes fees earned by CarOffer from performing inspection and transportation services, where CarOffer collects fees from the buyer. Inspection and transportation service revenue is inclusive of dealer-to-dealer transactions, other marketplace to dealer transactions, and customer to dealer transactions.”

The Q2 2022 Investor Presentation includes disclosure of the Company’s revenue by Dealer-to-Dealer and IMCO because IMCO is accounted for on a gross basis, unlike the Company’s other offerings within Product revenue, for which disclosures are prescribed under S-X Rule 5-03(b). As such, the Company believes that presenting IMCO separately from the Product line of the Income Statement helps analysts and investors better understand this product and its growth potential.

Notwithstanding the foregoing, the Company intends to modify its SEC disclosures to incorporate references to Dealer-to-Dealer and IMCO revenue within Wholesale and Product revenue sources in an effort to provide investors with a better understanding of how the Company organizes its offerings and analyzes its business. Additionally, the Company intends to further disaggregate revenue by Marketplace, Dealer-to-Dealer and IMCO in the Notes to the Company’s consolidated financial statements in future SEC filings, beginning with the Company’s Q3 2022 Form 10-Q.

Key Business Metrics, page 18

7. You disclose that the metrics presented exclude CarOffer because you believe such measures are not applicable for the CarOffer business or do not provide a meaningful way to evaluate the CarOffer business. Please clarify what revenue sources are considered part of the “CarOffer business” and tell us what metrics management uses to evaluate the CarOffer business. In this regard, we note that you present CarOffer enrolled dealers, CarOffer total transactions and CarOffer Gross Merchandise Sales in the Q2 2022 Investor Presentation. Please revise to include these and/or any other key performance indicators that are necessary for an understanding and evaluation the CarOffer business. Refer to SEC Release 33-10751.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Wholesale and Product revenues in the Income Statement are comprised of the “CarOffer business” revenues.

Since acquiring a 51% interest in CarOffer in January 2021, the Company has continued to evaluate the metrics management uses to evaluate the CarOffer business, including those that would potentially qualify as a key performance indicator (“KPI”). Although the Company disclosed CarOffer enrolled dealers, CarOffer total transactions and CarOffer Gross Merchandise Sales (“GMS”) in the Q2 2022 Investor Presentation, management did not consider any of these metrics to be KPIs in Q2 2022 or prior periods. As disclosed by the Company in its September 2022 Form 8-K, during September 2022 the Company determined not to exercise its call right to purchase up to an additional 25% interest in CarOffer. In connection with this determination, the Company’s management is currently assessing CarOffer’s business in light of the company’s recent financial and operating performance, which has seen significant volatility in part caused by the global semiconductor chip shortage and other compounding macroeconomic conditions. As part of this assessment, management is considering potentially relevant metrics that may be applicable for the purposes of evaluating the CarOffer business, measuring its performance, and making operational and strategic decisions. The Company endeavors to include any such metric(s) in its future SEC disclosures that are identified by management at such time(s), in accordance with SEC Release 33-10751.

Furthermore, the Company respectfully advises the Staff that it discloses GMS primarily for the convenience of analysts and investors to provide them with financial modeling support, including for purposes of providing comparative alignment with peer disclosures. Accordingly, the Company does not consider GMS as a KPI. Additionally, following further evaluation, the Company respectfully advises the Staff that it intends to revise its earnings materials beginning with reporting its Q3 2022 results to discontinue disclosure of CarOffer enrolled dealers and CarOffer total transactions, subject to management’s ongoing evaluation of such metrics, as may be applicable for subsequent periods.

The Company respectfully advises the Staff that it will revise its future disclosures to include any of these metrics or other KPI(s) that management considers necessary for an understanding and evaluation of the CarOffer business, in accordance with SEC Release 33-10751.

Form 8-K Furnished on August 8, 2022

Exhibit 99.1, page 11

8. We note your reconciliation of GAAP expense to non-GAAP expense includes a "total expenses" line item, which excludes certain GAAP expenses such as other expenses and income taxes. Please revise to exclude such total from your reconciliation or rename this line item to better describe what it represents (e.g. total cost of revenue and operating expenses).

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will rename the “Total expense” line item to “Total cost of revenue and operating expenses” to better describe what it represents in future SEC filings.

On behalf of CarGurus, Inc., I thank you for your consideration of our response.

Sincerely,

/s/ Jason Trevisan

Jason Trevisan

Chief Executive Officer